FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 9, 2005, and entitled “Orbotech Announces First Quarter 2005 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2005.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2005.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FIRST QUARTER 2005 RESULTS

YAVNE, ISRAEL — May 9, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2005.

Revenues for the first quarter of 2005 totaled $100.5 million, compared to the $67.2 million recorded in the first quarter a year ago. Net income for the first quarter of 2005 was $10.6 million, or $0.32 per share (diluted), compared with net income of $5.1 million, or $0.15 per share (diluted), in the first quarter of 2004.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $30.1 million in the first quarter of 2005, compared to $32.7 million in the fourth quarter, and $23.2 million in the first quarter, of 2004. Sales of flat panel display (“FPD”) inspection equipment were $43.2 million, compared to $26.4 million in the fourth quarter, and $18.7 million in the first quarter, of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $6.2 million, compared to $8.3 million in the fourth quarter, and $6.6 million in the first quarter, of last year. Sales of automatic check reading products were $2.3 million, compared to $2.0 million in the fourth quarter, and $1.9 million in the first quarter, of 2004. In addition, service revenue for the first quarter of 2005 increased to $18.7 million from $18.4 million in the fourth quarter of 2004, and $16.8 million in the first quarter, of that year.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $177 million, compared with approximately $182 million at the end of 2004. Non-operating disbursements totaled approximately $5.0 million, comprised of $3.5 million which was paid as part of the acquisition of the assets of Imarad Imaging Systems Ltd. (“Imarad”) and $1.5 in capital expenditures.

The Company experienced continued strong demand for its leading bare PCB products, the Discovery PCB-AOI series and the Paragon direct imaging system, both of which were introduced in the fourth quarter of last year. During the first quarter the Company’s assembled PCB business felt the effects of increased competition leading to pricing pressures.

As previously disclosed in its public statements and filings, the record FPD revenues during the first quarter of 2005 arose partly from the recognition of initial revenues from the Company’s new, seventh generation in-line FPD-AOI systems delivered commencing in the second half of 2004 to Samsung Electronics Co. Ltd.; FPD-related revenues for the second quarter will be substantially lower than those recorded in the first quarter.

The Company is today also announcing the receipt of a new order from LG Phillips LCD Co., Ltd. for in-line and off-line FPD-AOI systems to be used at its new TFT-LCD fabrication facility for the production of LCD televisions. In addition, the Company has once again been selected by Samsung to supply in-line FPD-AOI systems to be used at its second phase, Gen-7 TFT-LCD fabrication facility for the production of LCD televisions. These systems are scheduled for delivery in the second half of 2005 and the early part of 2006.

During the quarter the Company announced that its wholly-owned subsidiary, Orbotech Medical Solutions Ltd., had acquired all the assets of Imarad, a privately held Israeli company which developed and manufactured high-performance, solid state gamma radiation detectors based on proprietary Cadmium Zinc Telluride crystal-growth technology, for $7 million. This transaction represents an important step in the implementation of the Company’s strategy of diversification into new growth areas for imaging technologies.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “Our first quarter operating results were in line with our expectations. With yield-management playing an increasingly important role in advanced technologies and improved profitability, our products and solutions enable our customers to achieve manufacturing successes in ramping up their current and future production lines.”

An earnings conference call is scheduled for Monday, May 9, 2005, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9005, and a replay will be available, on telephone number 203-369-0881, until May 23, 2005. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2005

	March 31 2005	December 31 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	119,537	127,331
Marketable securities	20,276	14,462
Short-term bank deposits	10,000	10,000
Accounts receivable:
Trade	109,461	113,184
Other	17,991	19,849
Deferred income taxes	2,470	1,123
Inventories	75,092	71,525

Total current assets	354,827	357,474

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	27,650	29,987
Other long-term Investments	8,365	8,332
Non-current trade receivables	371	652
Severance pay fund	14,875	14,740
Deferred income taxes	3,200	4,001

	54,461	57,712

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	18,329	17,454

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	16,904	11,231

	444,521	443,871

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	26,646	35,261
Other	54,584	57,950

Total current liabilities	81,230	93,211

ACCRUED SEVERANCE PAY	25,687	24,877

Total liabilities	106,917	118,088

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	538	503

SHAREHOLDERS’ EQUITY:
Share capital	1,624	1,620
Additional paid-in capital	99,855	98,807
Deferred stock compensation	(397)	(455)
Retained earnings	258,218	247,632
Accumulated other comprehensive income	90

	359,390	347,604
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders’ equity	337,066	325,280

	444,521	443,871

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

	3 months ended March 31		12 months ended December 31 2004
	2005	2004
	(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	100,455	67,200	315,168
COST OF REVENUES	60,560	37,501	176,535

GROSS PROFIT	39,895	29,699	138,633
RESEARCH AND DEVELOPMENT COSTS - net	13,565	11,149	47,997
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	14,393	12,340	52,951
AMORTIZATION OF OTHER INTANGIBLE ASSETS	577	577	2,308

OPERATING INCOME	11,360	5,633	35,377
FINANCIAL INCOME - net	523	304	1,252
WRITE-DOWN OF LONG-TERM INVESTMENTS			(2,945)

INCOME BEFORE TAXES ON INCOME	11,883	5,937	33,684
TAXES ON INCOME	1,229	752	4,346

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	10,654	5,185	29,338
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(34)	(28)	(48)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(34)	(87)	196

NET INCOME	10,586	5,070	29,486

EARNINGS PER SHARE:
BASIC	$0.33	$0.16	$0.91

DILUTED	$0.32	$0.15	$0.90

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,367	32,155	32,251

DILUTED	33,100	33,210	32,924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date: May 10, 2005